August 22, 2006
Mr. Paul Cline
Senior Accountant
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: World Acceptance Corporation (as used herein, the “Company” or “we,” “us,” “our,” or similar formulations, as applicable)
File No. 0-19599

Dear Mr. Cline:

We are writing in response to your letter dated July 27, 2006, to us with respect to the Staff’s review of our annual report on Form 10-K for the fiscal year ended March 31, 2005 and our quarterly report on Form 10-Q for the quarterly period ended September 30, 2005.

For your convenience and reference, we have repeated the Staff’s comments below (using the same paragraph numbering used in your letter) and included in our responses below each corresponding comment.

Unless otherwise noted in this letter, we confirm that we have incorporated the disclosure as indicated in our responses below in our Form 10-Q for the quarterly period ended June 30, 2006.

Your letter requested that we amend our March 31, 2006 10-K to incorporate the additional disclosures discussed below. As we have included the additional disclosures in our most recently filed Form 10-Q for the quarterly period ended June 30, 2006, we are requesting that an amended 10-K not be required. Since the additional disclosures have been filed in the June 30, 2006 Form 10-Q, and these disclosures will be carried forward in future filings, we believe that the cost of amending the 10-K would exceed the benefit of the amendment.

Comment #1

We note your responses to comments 2-6 from our letter dated June 5, 2006. We continue to have questions about your purchase price allocation methodology and the methodology used to determine the attrition rates which impact the useful life and amortization methodology of customer relationship intangible assets.

However, at this point in time we will no longer pursue these matters solely on the basis of the “worst case” materiality analysis you have provided.

Given the volume of acquisitions you make, we believe you should improve your methodology used to allocate the purchase price to customer relationship intangible assets and goodwill acquired in accordance with GAAP. We do not believe a methodology that simply takes two-thirds of the excess purchase price over the fair value of tangible assets and non-compete agreements, if applicable, to goodwill and one-third to customer relationship intangible assets is in accordance with GAAP.

For each acquisition we believe you should assess the characteristics of customer classes acquired and if dissimilar from existing customers, you should separately value the customer relationship intangible asset and consider a different amortization period.

We also believe you should improve your methodology and enhance your record keeping to determine attrition rates since this calculation impacts the amortization period and methodology used to assign value to customer relationship intangible assets.

Response #1

We acknowledge your comments and are in the process of making improvements to our methodology and in the process of enhancing our record keeping to determine attrition rates and how they may impact the amortization period.

Comment #2 and #3

Comment #2

We note your response to comment 5 from our comment letter dated June 5, 2006. Please revise your disclosure regarding your purchase price allocation and the valuation of customer lists to more accurately describe your current methodology in which you take two-thirds of the excess purchase price over the fair value of tangible assets and non-compete agreements, if applicable, to goodwill and one-third to customer relationship intangible assets. Also, include disclosure of how and when you determined this methodology.

Comment #3

We note your response to comment 6 from our comment letter dated June 5, 2006. Please revise to disclose how you test for impairment of your customer relationship intangible assets. In this regard, please disclose how you allocate the customer intangible assets acquired in acquisitions consisting of multiple offices to each office, the asset group level at which you test these assets for impairment, and how you would allocate any impairment loss to the customer relationship intangible assets.

Response #2 and #3

We have revised our disclosure into our Form 10-Q for the quarterly period ended June 30, 2006 as follows:

The Company evaluates each acquisition to determine if the acquired enterprise meets the definition of a business. Those acquired enterprises that meet the definition of a business are accounted for as a business combination under SFAS No. 141 and all other acquisitions are accounted for as asset purchases.

When the acquisition results in a new office, the Company records the transaction as a business combination, since the office acquired will continue to generate loans. We typically retain the existing employees and the office location. The purchase price is allocated to the estimated fair value of the tangible assets acquired and to the estimated fair value of the identified intangible assets acquired (generally non-compete agreements and customer lists). The remainder is allocated to goodwill. During the fiscal period ended March 31, 2006, three acquisitions were recorded as a business combination.

When the acquisition is of a portfolio of loans only, the Company records the transaction as an asset purchase. In an asset purchase, no goodwill is recorded. The purchase price is allocated to the estimated fair value of the tangible and intangible assets acquired. During the fiscal period ended March 31, 2006, 22 acquisitions were recorded as asset acquisitions.

Our acquisitions include tangible assets (generally loans and furniture and equipment) and intangible assets (generally non-compete agreements, customer lists, and goodwill), both of which are recorded at their fair values, which are estimated pursuant to the processes described below.

Acquired loans are valued at the net loan balance. Given the short-term nature of these loans, generally four months, and that these loans are subject to continual repricing at current rates, management believes the net loan balances approximate their fair value.

Furniture and equipment are valued at the specific purchase price as agreed to by both parties at the time of acquisition, which management believes approximates their fair values.

Non-compete agreements are valued at the stated amount paid to the other party for these agreements, which the Company believes approximately the fair value. In a business combination the remaining excess of the purchase price over the fair value of the tangible assets and non-compete agreements is allocated two-thirds to goodwill and one-third to customer list. The offices we acquire are small privately owned offices, which do not have sufficient historical data to determine attrition. We believe that the customers acquired have the same characteristics and perform similarly to our customers. Therefore, we utilized the attrition patterns of our customers when developing the methodology. This methodology was determined in fiscal 2002 and was re-evaluated during fiscal 2006.

Customer lists are allocated at an office level and are evaluated for impairment at an office level when a triggering event occurs, in accordance with SFAS 144. If a triggering event occurs, the impairment loss to the customer list is generally the remaining unamortized customer list balance. In most acquisitions, the original customer list allocated to an office is generally less than $100,000 and management believes that in the event of a triggering event, the unamortized customer list would be immaterial.

Comment #4

We note your response to comment 7b from our comment letter dated June 5, 2006 and that you did not make the proposed disclosure in your 10-K filed on June 14, 2006. We therefore ask you to revise your footnotes to disclose that loans acquired that are more than 60 days past due are included in the scope of SOP 03-3 and that subsequent refinances or restructures of these loan will not be accounted for as a new loan.

Response #4

We have revised our disclosure to state that loans acquired that are more than 60 days past due are included in the scope of SOP 03-3 and that subsequent refinances or restructures of these loans will not be accounted for as a new loan.

In accordance with the Staff’s comments in your letter dated July 27, 2006, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	comments from the Staff or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I hope that this addresses each of your concerns and comments. Please let me know if you would like to discuss any of these matters further.

Sincerely, /s/ A. Alexander McLean III A. Alexander McLean III Chief Executive Officer World Acceptance Corporation